Exhibit 99.1
Conference Call Transcript
Acquisition of Business Objects
SAP Investor Relations
Monday, October 8th, 2007 4:00 – 4:30 pm CET / 10:00 – 10:30 am EST

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
CORPORATE PARTICIPANTS
Stefan Gruber: SAP – Head of Investor Relations
Henning Kagermann: SAP — CEO
Werner Brandt: SAP – CFO & Member of the Executive Board
John Schwarz: Business Objects — CEO
Leo Apotheker: SAP — Deputy CEO, President, Global CSO and Member of the Executive Board
CONFERENCE CALL PARTICIPANTS
Charles Di Bona — Sanford Bernstein — Analyst
Mark Geall — Citigroup — Analyst
James Dawson — Morgan Stanley — Analyst
Ross MacMillan — Jefferies — Analyst
James Clark — Credit Suisse — Analyst
Knut Woller — UniCredit — Analyst
Michael Briest — UBS — Analyst
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
CONFERENCE CALL
Operator
Welcome to the SAP investor and analyst conference call. This call is being recorded and will be hosted by Henning Kagermann and Werner Brandt. I will now turn the conference over to Mr. Stefan Gruber. Please go ahead, sir.
Stefan Gruber - SAP — IR
Good morning or good afternoon. This is Stefan Gruber, head of Investor Relations, SAP. Thank you all for joining us to discuss yesterday’s announcement of SAP’s acquisition of Business Objects. I’m joined here in Frankfurt by Henning Kagermann, CEO of SAP; Werner Brandt, CFO of SAP; and John Schwarz, CEO of Business Objects. Joining us from Paris on the phone to take questions are Leo Apotheker, Deputy CEO of SAP, and Bernard Liautaud, Chairman and founder of Business Objects.
Before we begin the call I will read a few preliminary legal notices. Business Objects (technical difficulty) and other investors should read the tender offer statement on schedule TO, the schedule 14D-9 as well as the Note d’Information and the Note en Reponse to be filed by SAP carefully because these documents will contain important information including the terms and conditions of the tender offer.
Business Objects’ stockholders and other investors will be able to obtain copies of these tender offer materials and other documents filed with the Autorité des Marchés Financiers (AMF), from the AMF
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
website or with the SEC at the SEC’s website, in both cases at no charge. Materials filed by SAP may be obtained for free at SAP’s website; materials filed by Business Objects may be obtained for free at Business Objects’ website.
This call may include forward-looking statements that involves risks and uncertainties concerning the party’s ability to close the transaction and the expected closing date of the transaction; the anticipated recommendation by the Business Objects Board of the transaction to shareholders; the anticipated benefits and synergies of the proposed transaction; anticipated future combined operations; products and services; and the anticipated role of Business Objects, its key executives and its employees within SAP following the closing of the transaction.
Actual events or results that differ materially from those described in this call due to a number of risks and uncertainties detailed in documents filed or furnished by Business Objects and SAP with the SEC, including those discussed in Business Objects’ quarterly report on Form 10-Q for the quarter ended June 30, 2007 and SAP’s annual report on Form 20F as well as the joint press release issued yesterday, each of which will be on file with the SEC and available at the SEC’s website.
Neither SAP nor Business Objects are obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Before turning it over to our speakers let me say that we’ll be keeping the conference call to about 40 minutes. Also I would like to ask you to limit your questions to the acquisition announcements we have made yesterday.
As both companies are in their quiet period they will not discuss any questions regarding the recent quarterly performance of SAP or Business Objects. Now let me turn over the call to Henning Kagermann.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Henning Kagermann - SAP — CEO
Thank you, Stefan, and welcome, everyone. As most of you have already seen this morning, we are pleased to announce that SAP has agreed to make a cash tender offer for all outstanding shares of Business Objects at EUR42 per share. In a few minutes Werner will give you more specific details on the offer, but I first wanted to review with you the merits of bringing together the world’s leading provider of business applications with the world’s leading provider of business intelligence applications.
For some time now we have discussed our strategy of accelerating and achieving profitable growth by expanding our addressable markets through organic growth, co-innovation and tuck-in acquisitions. This strategy has not changed. With the acquisition of Business Objects we expect to slightly increase the addressable market, but more importantly we can faster expand the coverage of our addressable market by allowing us to further penetrate the market for the business user which we believe has the highest growth potential going forward in this expanded addressable market.
Before I dig a bit deeper into what the business user means for SAP, let me briefly review what we mean by expanding our addressable market. As we have stated in 2005, we are operating in a US$35 billion market for enterprise applications software.
We expect SAP’s core business of its horizontal and vertical applications to continue to provide stable growth, but the above average growth will come from the ability to double our addressable market to around US$75 billion.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
There are three main growth drivers to accomplish this. We will leverage our business process platform, which, by the end of 2007 when our roadmap to the enterprise services oriented architecture will be completed, will provide the only fully enterprise SOA enabled suite in the industry. We will leverage the business process platform to help us grow organically and through co-innovation with our growing ecosystem of ISVs and partners.
Acquisitions related to the business process platform are mainly limited to small tuck-in acquisitions as to not disturb the strong technical foundation and stability of this platform. We have already demonstrated success with the business process platform through the strong adoption of SAP NetWeaver and the rapid migration to SAP ERP 6.0.
We will expand our addressable market by further increasing our share of the small and medium-sized enterprise market with our portfolio of SME solutions including our new SAP Business ByDesign, the most complete on-demand mid-market solution.
This will help us tap an underserved segment of the mid-market. Because we see limited opportunities for acquisitions in this market our growth in SME will be driven organically and through co-innovation.
And finally, we will expand our addressable market by further penetrating the business user market. The business user market provides the highest growth opportunities amongst these three segments and this is where the acquisition of Business Objects plays a vital role. The business user segment encompasses employees with advanced analytical and information intensive tasks.
As I already mentioned, the business user is a prime area for potential growth. Our business suite, business process platform and SME solutions offer vertically integrated process centric solutions
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
whereas Business Objects has leadership in horizontal non-SAP centric business user solutions. This is a key point of the synergy as it helps us further accelerate our third front, the business user.
SAP has built a leading position as a provider of solutions for the business user providing a comprehensive portfolio of business process automation and business decision support tools for both the enterprise and mid-market customers. Today customers are asking for in process operational business analytics and for broad business performance management solutions that span all applications and data in their environment.
As the software industry consolidates it has become essential for leading vendors to provide increasingly broad integrated and open business solutions. Because a typical business user decision-maker is the end-user, ease of use, lean consumption and end-user appeal are highly important. This is an area where SAP has less expertise and where an acquisition strategy makes more sense.
Examples are the recent acquisitions of Virsa for governance, risk and compliance solutions and OutlookSoft for financial related analytics.
Now we announce the acquisition of Business Objects, the clear market leader with its complementary solutions that enhance our ability to capture a much larger share of the business user beyond our installed base and help us expand our current presence in the fast-growing market for analytical solutions related to corporate performance management, business analytics and governance, risk and compliance.
The acquisition of Business Objects brings SAP undisputable leadership to this category. According to industry analyst calculations the combined market share of SAP and Business Objects is at least 50% larger compared to the next largest competitor in the categories of business intelligence and
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
performance management and analytics. Additionally, it dramatically accelerates our ability to address future market requirements based on a modern market tested business intelligence platform and broad suite of combined performance management solutions.
With Business Objects, the leading business intelligence solutions provider, we now have the best business intelligence portfolio of tools and applications with end-user appeal and the broadest and strongest BI product portfolio that has delivered critical information management, data discovery and delivery and performance management solutions to customers worldwide, including many SAP customers. Moreover, Business Objects’ solutions have been architected to span the full breadth of the application and data environments deployed by customers over time.
We believe that the merger will result in superior benefits for the customers, prospects, partners, employees and shareholders of both organizations. Additional details regarding specific product, go-to-market and other executional details will be provided after the transaction is complete. At SAP we are excited about the prospect of having Business Objects join the SAP Group. And I now would like to turn the call over to Werner who will supply further specifics on the deal.
Werner Brandt - SAP — CFO
Thank you, Henning. Welcome to everybody on this call. As Henning stated, the combination of our two industry-leading companies will provide for significant business synergies. We can leverage our joint go-to-market and partner ecosystems and SAP’s industry-leading business process platform to provide the most recognized and robust best-in-class enterprise information management platform available for SAP and non-SAP environments. Let me now discuss some of the details of the transaction.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
SAP has signed a definitive tender offer agreement with Business Objects and will shortly launch a direct cash tender offer for all outstanding shares of Business Objects at a price per share of EUR42. This is a 20% premium to the Business Objects October 5, 2007 closing price and, if you look to the three-month average share price of Business Objects, you will find a premium of 32%.
The transaction volume taking into account the transaction costs and assuming of debt will be slightly above EUR4.8 billion. Net of cash, cash equivalents and short-term investments we anticipate for Business Objects at the time of closing the transaction volume is approximately EUR4.2 billion. SAP will finance the transaction with available cash and borrowed funds.
The minimum tender condition for our offer is the majority of the issued and outstanding Business Objects shares. Other conditions include customary antitrust and regulatory approvals. The offer is expected to commence within the next few weeks and is expected to close in Q1 of 2008.
The tender offer agreement provides that SAP would become entitled to a fee of EUR86 million in the event that the transaction is not completed successfully and certain other conditions are met. The Business Objects’ Board of Directors has approved the tender offer agreement between the two companies and anticipates recommending the offer to its shareholders subject to fulfilment of certain regulatory requirements.
Following the close of the offer our primary focus will be to drive merger-related revenue and cost synergies and to continue to run Business Objects as a separate entity within the SAP Group. We will provide more details on merger integration as we move forward.
The closing of the transaction, as I mentioned before, is expected within the first quarter of 2008. On that basis SAP expects the transaction to be accretive to SAP’s earnings per share on a U.S. GAAP basis in 2009 and beyond. However, due to acquisition-related one-time effects in 2008 SAP expects
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
the transaction to be dilutive by mid single-digit Euro cents to SAP’s 2008 earnings per share and, again, on a U.S. GAAP basis. Now I would like to turn the call over to John Schwarz.
John Schwarz - Business Objects — CEO
Thank you, Werner, and thank you to everyone on the call for joining us today on what is a hugely important day for both organizations, especially for Business Objects. It’s a pleasure to be here today to share with you my thoughts on what this announcement means for our two companies.
Since Business Objects was founded our commitment has always been to deliver the world’s leading business intelligence solutions, solutions that are open, broad and integrated. Today we remain steadfast in that commitment, only now with the added strength of our long time partner, SAP.
It’s obviously no secret that our success has propelled Business Objects to the worldwide leadership positions in the BI infrastructure and in performance management. This new relationship with SAP only strengthens our ability to put further distance between ourselves and the competition through a broader solution portfolio, through a joint partner ecosystem and through the incredible energy and creativity of the people at both companies.
As was announced today, Business Objects will continue to operate as a stand-alone business within the SAP Group, keeping our well-recognized brand, our employees and the high levels of customer focus and satisfaction. It is planned that I will join the SAP Executive Board and Bernard, our founder, will be proposed as in addition to the SAP Supervisory Board.
What is perhaps the most important about today’s announcement is not just that both of our companies win, but that our customers and our employees win. With BOBJ or Business Objects within the SAP Group customers get the best of both worlds. They will continue to benefit from open,
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
broad and integrated business intelligence solutions independent of any database, of any application and of any middleware while also gaining the advantages of application alignment for in-process business analytics.
Business Objects will significantly enhance its business intelligence portfolio scope and capacity through the addition of SAP people, know-how and the networks to our current position of strength in the business intelligence marketplace. Together our two market leading companies intend to offer high-value solutions for both process oriented and business oriented professionals solutions that are designed to enable companies to strengthen design and decision processes, to increase customer value and to create sustainable competitive advantage through real-time operational business intelligence. All of this will really make business intelligence the basis in the enterprise and frankly in mid-market as well.
Business Objects will continue to deliver a best-in-class information management and business intelligence platform for SAP and non-SAP customers alike. We will continue to build the leading performance management and the business user suite, only now in combination with SAP’s broad strength in key industry verticals and in business process applications. In the future we will build on the idea of operational business intelligence by delivering analytics embedded in in-process applications – or in-process applications – and expand the NetWeaver capabilities by integrating reusable platform components from Business Objects.
We intend to continue to jointly grow the on-demand, or software as a service, services offered today by both Business Objects and SAP. And also the combined strength of the mid-market channel of some 5,000 partners will accelerate the adoption by small and middle market customers of the packaged mid-market solutions from both companies.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Now with this brief introduction I’d like to pass the call back to Stefan Gruber for some closing remarks and ultimately Q&A. But before I do I want to thank everyone on the call for joining us today for the announcement and hope that you are as excited as I am and, hopefully, as I sound for what is yet to come. This is a pivotal day in the history of both companies, and certainly in Business Objects’ history, and we have a very bright future ahead of us. Thank you.
Stefan Gruber - SAP — IR
Thank you, Henning, John and Werner. We now have time for questions and I would like to pass the call back to the moderator.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
QUESTIONS AND ANSWERS
Operator — (OPERATOR INSTRUCTIONS).
Charles Di Bona - Henning, you talked before about a target market of about $70 billion and it looks like you’re now talking about a $75 billion ultimate target market. You’ve also had other growth goals, about 50% of order entry coming from new initiatives and 100,000 customers plus or minus. Can you talk a little bit about whether those goals are now being changed and to what extent you might be looking at acquisitions to play a part in getting to those ultimate objectives?
Henning Kagermann - Thank you, Charlie. We have raised the addressable market because we believe this combination it will not significantly but slightly be larger. The more important pieces that we can, as I said, significantly faster, get coverage in this new market for us. The 50% coming from new products is including business users. The acquisition will help us here. I thought we can reach it without, we will see in 2010, you can measure us on that, these same applies to 100,000 customers. I think we don’t want to acquire, customers to reach the target. We believe we could do it without the acquisition. And I think once the transaction is done and we have more time to go into the details and look to each other’s customer base, might be we tell you is that we go for more customers.
Charles Di Bona - Thank you.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
Mark Geall - I don’t know what information you could give us in terms of how you’re looking at integrating the products. John, you sort of commented on the fact that you had looked to incorporate some components of BOBJ into NetWeaver. Could you give us a little bit more on that? And also, I just wanted to get a sense of whether there’s an opportunity to take some aspects of BW and maybe sort of offer that as part of the Business Objects’ portfolio and take that to market?
Henning Kagermann - Yes, Mark. It’s Henning, I will try to answer and then might be John or Bernard can add. Our idea of following — as John said, we want to keep Business Objects as an independent entity, but we want to leverage definitely synergies in particular in the infrastructure. But we want to keep them because we believe this openness independence you see this complete portfolio where we don’t force our technology in the key strengths.
On the other side, they can leverage innovations from SAP. I think you would agree that our BI accelerator is a huge innovation for the analytical market and it will boost, I would say, the competitiveness of the Business Objects’ leading portfolio. As far as I have understood Business Objects plans to have a master data management which I believe is not necessary any longer. We have a good one or at least we can join forces here to make the good one the best one.
So you see we will give them flexibility and freedom to pick whatever they believe is good in order to improve their portfolio there and to go into this market of horizontal business intelligence applications. And there’s a big demand for this type of applications.
On the other side we find also customers who want this out of one supplier, in particular in our large installed base. They would love to have a combination of the world’s best transactional solutions and the world’s best business intelligence solutions, what we can offer. Because we will then leverage in
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
SAP know-how and also might be some of the technical components to bring really end-to-end business processes with embedded analytics to the market.
And we can leverage both of companies’ resources, the analytical skills of Business Objects and our deep vertical know-how to build in addition to the existing horizontal or more cross industry applications like GRC and CPM, industry specific versions of that. Here we will have a joint portfolio so to say. So you see it’s a lot of options which gives us a lot of opportunities from both sides to enter the market and create a lot of top-line synergies.
John Schwarz – There are a couple of things that really excite me in this transaction; in this relationship technically speaking product wise. First of all, for sure being able to embed our business analytics inside the process applications to deliver on what you and I have long talked about called operational BI and make it reality. Be able to write back to the process applications is a pretty exciting thought.
Secondly, as it relates to the platform, as you know, we have prided ourselves and in fact Bernard will probably point out that we built the entire business on the idea of business semantics or the semantic layer. Business Objects is the leader in that regard in terms of the competence of that layer. And obviously SAP has done some work in this area as well. And so to be able to deliver the superset, if you will, of that capability to the market so that a single semantic layer underpins the entire business application infrastructure I think is a pretty exciting idea as well.
And then the whole performance management suite, the combination of finding of forecasting, budgeting, modelling, profit management, financial reporting, financial consolidations, the whole decision support suite, if you will, for the CFOs and CMOs and CEOs of the world I think is a very
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Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
exciting opportunity. And I’m itching to be able to combine those pieces together so that we can really claim to be the number one not just in technology but in market size as well.
Mark Geall - But just in terms of that, the area where there’s arguably the most product overlap would be on performance management side. SAP only recently made the acquisition of OutlookSoft. Now OutlookSoft was one of BOBJ’s original six performance management partners if you like, SRCA and Cartesis being three of the other five. It would look like in an ideal world OutlookSoft maybe wasn’t or didn’t need to be the acquisition that it was. Is there a risk that in the area which is probably the weakest across the two product sets the fact that there’s going to be this sort, if you like, further delay as you probably look to assess what aspects of OutlookSoft vs. Cartesis versus the existing performance management capabilities within BOBJ that that message gets a little bit diluted in the prospect base and in the customer base? Or would you think that that’s something you have a very good handle on and we’d be able to execute on both sides through that transitionary period which one assumes will be anything between 6-12 months as you look to integrate the products?
Henning Kagermann - Mark, a very good point. It shows that you know both products very well. But we will not delay. I think it’s obvious that we are committed to whatever we come up with a joint portfolio. We’ll continue to support the existing portfolios in the market. So I think there’s no reason for our people to delay here. In the months to come we will see what the best joint offer is. The first indication tells me at least that the Cartesis product seems to be focused and strong on the consolidation side. We felt from SAP when we looked out it’s strong on the planning side. So from that point of view I think we will both focus on these strengths and then we will see where we need each other.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
James Dawson - It’s James Dawson here actually from Morgan Stanley. I had just maybe a couple of questions. I wonder, when you’re thinking about this business user area and your buy versus build decision what kind of thinking you were going through there in terms of speed to market, the overall development costs if you did this internally versus going out and buying Business Objects. Can you just talk us through that decision?
And then secondly, maybe one for John, just in terms of your third quarter. I wonder if you to give us a little bit more detail about the license miss there and what if anything you’ve seen in terms of the decision-making process through Septembers from your customers.
Stefan Gruber – Henning will take the first question and the second one James. As we said in the beginning, both companies are in a quiet period, so we will not comment on the recent quarterly performance.
Henning Kagermann - I will try to walk you through our decision because I was asked several times today — and my colleague can step in if they want to add something. But you have to look to our strategic growth map which is pretty much known to most of those at the call because we outlined these a few years ago and we said like Charlie asked at the beginning we have identified three areas of accelerated growth in addition to our core business, the business process platform, as I said, the mid-market and the business user.
We started focusing first on our core business because that’s the most important one. And as you know, there was a big transition ahead of us that was a transition to a services oriented architecture.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
And we have completed this first in the industry out of our own capacity; let’s say that was organic growth and a big transformation, which was key. We believed at the time making larger acquisitions in this market like our competitors doing it makes no sense for SAP because we are by far the market leader in the segment. So why should we acquire? We don’t get innovation, we just get maintenance streams.
The same applies to the business process platform. You might argue that in the SOA space we are not number one because there are tool providers which are larger. But we didn’t want to be me too; we wanted to bring business to service oriented architecture so we called it enterprise SOA. And here we are the only one so far. And if you look to NetWeaver you see it’s catching up. So that is something where we made minor tuck-in acquisitions in technology but did it mostly ourselves because it was a unique approach.
Then we come to the mid-market, it’s the same. We said okay, can we acquire here, does this make sense, might be a challenge. But the world’s leading mid-market product we felt we had to do ourselves. It took us three years and we brought business ByDesign to the market.
Now let’s look to the business user space and here the situation is different and we have to agree we are not the market leader here. We have some expertise and we make good steps forward but there are others who are better. And it’s the best in this case to try to join forces with the market leader which gives us immediately the same position we have in the other segments. And therefore I believe it makes a lot of sense to do this acquisition for these segments. It’s not changing our strategy; it makes just sense for this segment.
James Dawson - And in terms of timing, how many years development to you think you’ve accelerated by acquiring rather than building this yourself?
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Henning Kagermann - It’s tough to answer, but I would say several years.
James Dawson - In one just quick clarification with Werner. In terms of the OS accretion or dilution, you’re talking on a GAAP basis, Werner. But in terms of a pro forma basis the way we would look at things, can you say whether the deal is accretive?
Werner Brandt - If it’s on a U.S. GAAP basis accretive; it’s definitely also on a pro forma basis accretive.
James Dawson - So in 2008 though you’re saying it’s dilutive on a GAAP basis, is it on a pro forma basis?
Werner Brandt - On a pro forma basis is definitely accretive.
James Dawson - Can you then maybe highlight what the major differences are between the GAAP and the non-GAAP? I’m assuming it’s the right off deferred maintenance?
Werner Brandt - If you look to the first year, we would have roughly EUR190 million as it stands today of onetime acquisition-related charges, in-process R&D and it’s a write-down of deferred revenue. And then we would have normal acquisition related charges coming from the amortization of the intangibles in the range I would say of EUR210 million to EUR230 million.
And these EUR230 million will continue and it’s our clear objective to provide synergy so that, number one, we do not see a margin decrease on our combined organization and, number two, of course as we see an increase in our EPS on a U.S. GAAP basis.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
Ross MacMillan - Henning, given this bid was unsolicited according to Bernard’s comments, can you just talk to the timing and why you decided to do this now?
Henning Kagermann - I try to explain how much we did in the past to transform SAP to where we are today. And frankly speaking, two years ago or a year ago we felt we have so much on our plate from a management capacity that we hadn’t really let’s say, considered those moves. We are always in loose talked or context, but normally what you talk about, partnership, etc. And now where we have successfully delivered on two of our major goals I think this idea comes to your mind and you ask why not making the right move and we did this announcement.
Ross MacMillan - And maybe just a follow-up then. I mean, as we get through this it sounds like your propensity potentially to do more acquisitions is higher now than it was, is that a fair statement?
Henning Kagermann - Let’s say we never excluded acquisitions if they make strategic sense and if SAP is a company prepared to digest them.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
James Clark - I have follow-on to the acquisition-related onetime effects. And thank you for clarifying the amortization of acquired intangibles. Could you give us a ballpark figure for the in process R&D and deferred revenue write-down as well?
Werner Brandt - I think it’s — roughly 25-30% R&D in process and the rest is related to deferred revenue.
James Clark — So of that EUR230 million?
Werner Brandt - It was EUR190 for these two things and the amortization of the intangibles was between EUR210 and EUR230 roughly.
James Clark - I haven’t got the EUR190. The second one was your guidance implicit in the accretion dilution for combining business objects with SAP, are you using consensus expectations for SAP then or are you using your own model with their forecasts?
Werner Brandt - For SAP we used our own forecast and our own plan; for Business Objects we used the I think the average of several reports.
James Clark - So effectively a consensus expectation?
Werner Brandt - Yes, you can say so.
James Clark - And do you think that might be brought down by the Company’s recent disclosure on Q3?
Werner Brandt - To be honest Q3 doesn’t play any role here in this discussion. We have a strategic discussion here and we made up our models based on this strategic discussion and it is not
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
depending on one quarter whether you miss 10 or 20 million here on the top line. That’s something I think which would not have impacted our decision I think.
James Clark - My final question is unrelated to the financials, but Business Objects has been a flagship user of Salesforce.com’s On-Demand services who are very obviously a significant competitor to SAP in the on-demand space. Do you expect Business Objects to continue to be a user of Salesforce.com as part of the SAP family?
Werner Brandt - What we said is that we of course will look for synergies on the infrastructure side and it’s clear that we will harmonize also the IT related infrastructure, but more details will follow.
James Clark - Business ByDesign might get a big customer.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
Knut Woller - I just want to clarify, come back to the mid-term targets, Werner, you gave them after the Q2 conference call indicating/repeating the ambition to get mid-term to 30% targets. If we look at the operating margins on a GAAP basis of Business Objects they’re significantly below the level of SAP at this point in time. Can you just give us some idea on which areas you try to get some synergies? Is that probably just on sales and marketing where you try to bring down the cost ratios compared to revenues from BOBJ compared with your cost structure or is it still too early to discuss anything here?
Werner Brandt - I think if we look to the model, then we are looking for the combined organization here for say EUR300 million to EUR320 million in synergies in order to dilute any negative impact on our margin. So our margin target going forward would be the same. In order to deliver on these synergies we have of course, number one, top-line synergies by accelerating revenue for the combined organization and of course cost synergies. And if you look to both I would say it’s roughly 50:50. And if you look then to the cost synergy then we are talking about EUR150 million to EUR160 million. And if you look to the combined cost base we have as an organization, then this is roughly EUR10 billion. So you can calculate it’s a very, very low percentage.
Henning Kagermann - Might be, Leo, if you can say something to the potential top-line synergies?
Leo Apotheker - I’d be happy to, Henning. We have analyzed this together with our colleagues from Business Objects and we have identified a number of opportunities where we feel that we can generate additional revenue opportunities for both companies be they in the mid-market, be they in the SAP environment and be they in the non-SAP Business Objects environment. We feel very good
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
about the numbers that Werner has just indicated and once a transaction is consumed I’m sure we can provide the market with additional details.
Knut Woller - Thanks very much.
John Schwarz - Let me just jump in for a second, this is John speaking. As Léo pointed out, we’ve spent quite a bit of time trying to figure out where the synergies come from. And if you look at the overlap on the customer side, overlap on the channel partner side, overlap on the opportunity to accelerate the on-demand business, overlap in the ability to eliminate some of the friction in a sales process as our respective teams go to market, the ability to attach to SAP’s vertical industry knowledge and strength, the ability to inject some of the analytic components into the base application infrastructure, an ability to attack the installed base of our competition inside SAP customer set — these are all low hanging fruit and you can bet that we’ll be after that like chicken after corn.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Operator
Michael Briest - I’m wondering could we get a bit of history about the deal in terms of who approached whom? And also maybe from SAP a comment on the price and how you came to that in terms of what synergies you would explain going forwards or what cost of capital you were using? Thanks.
Henning Kagermann - I think normally why we should explain everything as it was said by Bernard. We have let’s say occasional contacts as always. You talk about opportunities in the market, about partnerships and I said it earlier. It was us asking our friends from Business Objects if they don’t think that if we put both strengths together that 1 + 1 is 3 in the market and we agreed on this.
Werner Brandt - The cost of capital, Michael, if you look to our cost of capital it’s roughly I would say 8.5% and you can imagine that we used for our internal DCF model cost of capital which was significantly higher. So you see there’s a built in conservative conservatism into our model here.
Michael Briest - And would you be happy with the balance sheet debt that you’re taking on? I mean, it sounded on the press call as though maybe the buyback would come under pressure, would you perhaps look to refinance it with a convertible or something?
Henning Kagermann - No, what we said is look, we have roughly EUR2.6-2.7 billion in cash available. I think we will use the majority of this to finance the acquisition. Then we will have debt on our balance sheet after the closing of roughly EUR 2-2.5 billion and we will ensure that we pay back this debt as soon as possible and we anticipate this happening by the end of 2009. Of course, when there is not a lot of room for buyback activities, but I think we have accomplished a lot now with regard to our capital structure through this acquisition and then we will going forward also manage accordingly our capital structure.
SAP Investor Relations

Conference call transcript acquisition of Business Objects — October 8th 2007 — Frankfurt am Main/Paris
Michael Briest - Okay, thank you very much.
Stefan Gruber - Thank you very much. This concludes today’s joint call between SAP and Business Objects. Thank you all for joining us and we look forward to talking to you soon. Thank you. Bye-bye.
Operator — Ladies and gentlemen, this concludes the SAP investor and analyst conference call. Thank you for participating. You may now disconnect.
SAP Investor Relations

Additional Information

The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.